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03050238

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO TD Gum

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4132 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 4/24/03

JSC «GUM TRADING HOUSE»

AR/S

12-31-02

82-4132

AOTD Gum

2002
Annual Report

Moscow
2003

APPEAL OF THE DIRECTOR GENERAL OF OJSC "FIRM GUM" TO SHAREHOLDERS



Dear shareholders!

In my appeal to You I would like to draw Your attention to the most urgent aspects of the company's operation.

The past period was that of a complicated one in the life of the joint-stock company. A complex tendency was shaped on the consumer market: over the last year the squares of the modern shopping centers in Moscow have twice as increased, this said the increase in the shopping squares noticeably outstripped the pace of the population's income growth. A dramatic flow-out of customers was witnessed as shifting from the Center of Moscow to the well-planned shopping centers and complexes being opened in the bedroom communities and along Moscow Ring Road (MKAD). As the result in the year 2002 the competition was sharpened in Moscow too: for the first time over the last years the retail turnover growth rates have reduced. Under these heavy circumstances the "Firm GUM" stays on as one of the largest trading companies, holds the leading position among the Russian department stores and enjoys a persistent competition in this consumer market segment of Moscow.

To remain a competitive company we need to continuously take extensive measures aimed at improving all areas of commercial operations. Over the accounting period we managed to optimize the company's organizational structure and bring it in alignment with the new strategic objectives; completed a large scope of repair & restoration works in the department store "GUM on Red Square" and other company stores. This said, their shopping squares have drastically increased and their appeal has improved.

While implementing the company strategic development objectives,we principally focused on business improvement in our head department store "GUM on Red Square". Simultaneously we proceeded to the establishment of our own chain of department stores called "Stylny Gorod" (Trendy city in English).

I want to stress that in tackling the strategic objectives, in the first line, we sought not only to preserve our competitive advantages underlying the concept of the department store but also to gain new advantages necessary for successful competition with the shopping centers and complexes. That's the point why over the last years, along with the improvement of all areas of commercial operations, we've been labouring over the improvement of appeal of the department store. Applying the positive experience of the shopping centers, the department store expanded the customer attraction effective areas by increasing the shopping squares and developing a wide range of maintenance and entertainment services.

The principal works on overhaul of the Main building of the department store "GUM on Red Square" will be completed this year. It will enable to transform the department store into European-standard state-of-the-art and well-equipped, in technical respect, shopping center. It should be noted that the entire large-scale restoration of the building was performed without borrowed funds.

Upon the completion of the building's overhaul, owing to the development of the former administrative squares on the third floor and mezzanine premises, the shopping area of the department store would increase by one third approximately and would make around 30.000 square meters. Even now it enables to offer

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the customers a high-quality product mix of the leading firm-manufacturers on a wider and fuller scale in the additional shopping areas. The largest consumer complex in Moscow "Household textiles" is functioning in the new areas and a huge complex "Youth fashion" is currently under construction.

Simultaneously new restaurants, cafe and doble-hall cinemas for the customers and a playing room for the children are being organized. Moreover, the department store would provide for a more comfortable environment owing a large number of the newly built escalators, elevators, additional foot-bridges linking the trade lines of the department store.

All the aforesaid significantly enhance the investment appeal of the department store and enable us to be in successful competition with the constantly growing chain of the shopping centers and complexes and ensure the considerable influx of customers into the store.

Nevertheless, nowadays the competition is not limited to the consumer market segment alone. Lately the situation has also been aggravated due to the development of the chain business, which has knowingly indisputable advantages as compared to the non-chain stores. That is the reason why the establishment of our own retail chain has become a vital necessity for us. We've been carefully preparing for this. As early as in March the department-store chain called "Stylny Gorod" (Trendy city in English)was launched. But the development of the department-store chain won't be limited to Moscow alone. This year we made a spurt to the regions: in first regional chain store has already been opened in Krasnoyarsk, by the end of the year another store is expected to be opened in Novosibirsk. Futher we plan to launch the chain stores in other cities with a million population. By the year 2005 the department-store chain "Stylny Gorod" will account for more than 10 stores. In order to mitigate the risks related to the launch of the regional chain department-stores the chain of these department-stores in the regions will be developing within the framework of the shopping complex in conjuction with such large companies as "Perekrestok", "Starik Hottabych", "Eldorado", "Sportmaster" and others.

The successful realization of the strategic objectives became feasible due to the implementation, in the accounting period, of the state-of-the-art corporate information system called Edwards One World, which has totally automatized the business management procedures in the company.

We successfully completed the accounting period. The following figures, for instance, evidence this fact: the company's capitalization as of the early 2003 exceeded 3,0 billion rubles, the commodity turnover grew by 25% and made 2971 million rubles and the balance sheet profit made 532 million rubles.

The financial performance results feature OJSC "Firm GUM" as a dynamically growing and financially stable company and enable to continue its further development.

Respectfully,
V.L. Vechkanov
Director General of
OJSC "Firm GUM"





REPORT OF THE BOARD OF DIRECTORS AND MANAGEMENT OF OJSC "FIRM GUM"

MAKE-UP OF THE BOARD OF DIRECTORS OF OJSC "FIRM GUM"

ELECTED BY THE GENERAL SHAREHOLDERS' MEETING

Surname, Name, Patronymic	Position
1. Alkhazov S.L.	President of OJSC "OAO "Trading House Mosexpo". Share in the issuer's authorized capital stock: no share
2. Astreina M.K..	President of Close-end JSC "3AO "IK Business Services". Share in the issuer's authorized capital stock: no share
3. Vechkanov V.L.	Director General of OJSC "Firm GUM" Chairman of Management of OJSC "Firm GUM" Share in the issuer's authorized capital stock: 0,106%
4. Vinchel' M.G.	Director General of OJSC "IK Prospect" Share in the issuer's authorized capital stock: no share
5. Kalinina N.G.	Director General of Moscow manufacturing-knitting association Close-end JSC "Krasnaya Zarya". Share in the issuer's authorized capital stock: 0,002%
6. Korneeva R.Y.	Chairman of the trade union committee of local public organization – primary trade union organization OJSC "Firm GUM". Share in the issuer's authorized capital stock: 0,008%
7. Kuzmin O.V.	Director General of Close-end JSC "Absolut-Invest". Share in the issuer's authorized capital stock: no share
8. Levkovsky D.V.	Deputy Head of representative office of the company "Diversified Investment Company Limited" in Moscow. Share in the issuer's authorized capital stock: no share
9. Matveeva T.V.	Director General of Close-end JSC "Registronix" Deputy Chairman of the Board of Directors of OJSC "Firm GUM". Share in the issuer's authorized capital stock: no share
10. Musorgina G.V.	Director General of Close-end JSC "GUM-Podarki". Share in the issuer's authorized capital stock: 10 shares
11. Nikitin A.A.	Director General of Close-end JSC Moscow shoe factory "Commune of Paris". Share in the issuer's authorized capital stock: 0,11%
12. Sokolovsky V.I.	Head of Central Administration for Monuments' Protection of the city of Moscow. Share in the issuer's authorized capital stock: 0,002%
13. Teplukhin P.M.	President of the Management Company "Troyka-Dialogue". Share in the issuer's authorized capital stock: no share
14. Filatov R.A.	Vice-President of the company "Templeton Asset Management Ltd". Share in the issuer's authorized capital stock: no share
15. Finger G.M.	Executive director of the company "Diversified Investment Company Limited". Share in the issuer's authorized capital stock: 0,006%

MAKE-UP OF THE MANAGEMENT OF OJSC "FIRM GUM"

ELECTED BY THE GENERAL SHAREHOLDERS' MEETING OF APRIL 27, 2002

Surname, Name, Patronymic	Position
1.Vechkanov V.L.	Director General of OJSC "Firm GUM" Chairman of Management of OJSC "Firm GUM" Share in the issuer's authorized capital stock: 0,106%
2. Esin V.P.	Director of the store chain "Stylny Gorod" of OJSC "Firm GUM" Share in the issuer's authorized capital stock: no share
3. Kirpicheva L.M.	Deputy Director General on finances of OJSC "Firm GUM" Share in the issuer's authorized capital stock: no share
4. Stepanov A.T.	Deputy Director General on operation and construction of OJSC "Firm GUM" Share in the issuer's authorized capital stock: 0,067%
5. Stepanova V.N.	Chief accountant of OJSC "Firm GUM" Share in the issuer's authorized capital stock: no share

STRUCTURE OF OJSC "FIRM GUM"


OJSC "Firm GUM"
Department store "GUM on Red Square"
Store chain "Stylny Gorod"
Stores – structural subdivisions of
Ware-house complex "Karacharovo"

More than 15 large realty facilities of the commercial and ware-housing function on the territory of Moscow and commercial premises in the city of Kostroma are the company ownership.

The building of the department store "GUM on Red Square" is used on the basis of the lease agreement concluded and executed in accordance with the requirements of the law for the period till the year 2004. The company has a right of priority for renewal of lease for a new term.

BASIC PERFORMANCE RESULTS OF OJSC "FIRM GUM" OVER THE YEAR 2002

THE FINANCIAL RESULTS OF OJSC "FIRM GUM" IN THE YEAR 2002 ARE CHARACTERIZED BY THE FOLLOWING PERFORMANCE INDICES:

Name of index	million rubles
Commodity turnover*	2 971
Gross revenue	1 257
Distribution costs	809
Income from trade	478
Balance of other income and expenditure	54
Balance profit	532
Net profit	410

* The commodity turnover is indicated, given the commodity turnover of the sections operating on the commission terms.

The commodity turnover of OJSC "Firm GUM" grew by 596 million rubles or 25,1% and made 2971 million rubles in the year 2002 as compared to the last year.

The main profit was derived from: gross revenue from commodity sales, which made 434 million rubles and grew by 87,7 million rubles or 25% as compared to the last year, and revenue from lease of premises, which made 853 million rubles and grew by 246 million rubles or 41% respectively.

The revenues from the commercial operations increased as well: they made 478 million rubles, which accounts for an increase in more than 23 million rubles as compared to the year 2001.

The distribution costs for the year 2002 grew by 311 million rubles or 62% as compared to the last year and made 808,9 million rubles.

The increase in expenditure was planned and primarily linked to the increase in expenditure on the entry "Expenses on overhaul and current repairs" by 153 million rubles or by 2,6 times. Their absolute value made 245,6 million rubles.

The expenses linked to the building maintenance grew by 18,6 million rubles or 42%. It was caused by the increase in the heat and water supply rates and electric power consumption growth due to the commissioning and transfer of the second and third lines of the third floor of the department store "GUM on Red Square" for commercial operations as well as due to the increase in expenses on technical maintenance of the machinery (elevators, escalators, automatic doors). The expenses on the entry "Accumulated depreciation" grew by 20,6 million rubles or 2 times due to increase in introduction of the new fixed assets as well as changes in the standard account base since January 1, 2002.

Besides, in the year 2002 the expenses on the entry "Salary" grew by 59,5 million rubles or 44% respectively and salary charges grew by 13 million rubles or 26%. Such a growth occurred owing to the increase of salary for the employees in the second half of the year 2001 (the comparable base of the first half of the year 2001 was lower than that of the year 2002) and organization of the store chain "Stylny Gorod" incorporated into the structure OJSC "Firm GUM" since March 2002.

The increase in the advertising expenses by 22,7 million rubles or 81% was, in the first line, conditioned by the organization of the store chain "Stylny Gorod".

Regardless the objective expenditure increase tendencies the Company is constantly working over the manpower and financial resource conservation.

In the accounting period the exceeding of other income over expenditures made 53,8 million rubles, what accounts for a reduction in 7 million rubles as compared to the similar figure in the year 2001 due to the increase in the tax amount and bank services' coverage.

CHANGES OF TRADE TURNOVER OF OJSC "FIRM GUM"


million rubles
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2 115
2 375
2 971
2000
2001
2002

Over the year 2002 the balance profit of the joint-stock company grew by 16,3 million rubles or 3,2% and made 532 million rubles as compared to the last year.

THE NET PROFIT OF OJSC "FIRM GUM"



420
400
380
360
340
320
300
million rubles
347,1
353,6
409,8
2000
2001
2002

The net profit gained by OJSC "Firm GUM" over the year 2001 during the accounting year was earmarked for:

- consumption fund — 31,77 million rubles,
- accumulation fund — 6,22 million rubles,
- investment fund — 220,0 million rubles,
- social fund — 5,57 million rubles,
- for payment of dividends 90,0 million rubles.

Total 353.56 million rubles.



Accumulation fund **2%**
Consumption fund **9%**
For payment of dividends **25%**
Social fund **2%**
Investment fund **62%**

The total asset value of OJSC "Firm GUM" over the year 2002 grew by 402,3 million rubles and made 2053,3 million rubles.

The current liquidity ratio as of January 1, 2003 made 2,4, while the standard ratio is 2. The reduction of such ratio occurred due to the increase in the accounts payable for commodity purchases for new salons in the shopping areas of the third floor of the department-store "GUM on Red Square" and store chain "Stylny Gorod".

CURRENT LIQUIDITY RATIO


4
3
2
1
0
2001
2002

The own current assets' supply ratio as of January 1, 2003 made 0,56, while the standard ratio is 1. The reduction of such ratio occurred due to the growth of fixed assets, i.e. increase in the amount of fixed assets and long-term financial investments.

OWN CURRENT ASSET'S SUPPLY RATIO


0,7
0,65
0,6
0,55
0,5
2001
2002

These indices feature OJSC "Firm GUM" as a financially stable and solvent company.

foto

COMMERCIAL ACTIVITIES

SHOPPING AREAS OF OJSC "FIRM GUM" AS OF JANUARY 1, 2003 (IN SQ.M.)

	Total square	Shopping square
Total square of which:	159 680	44 493
Building of the department-store "GUM on Red Square", including:	68 986	26 257
Building of the Small corpus of the department-store	5 976	1 845
Buildings of Moscow and regional Stores, except for the department-store "GUM on Red Square"	53 207	17 131
"GUM-Kostroma"	2 146	1 105
Ware-house complex "Karacharovo"	35 341	

The aggravation of the competition on the consumer market of Moscow demands the companies' management to lead ongoing and purposeful activities aimed at maintaining leadership among the largest trading businesses, expanding the product mix offered to the customers and improving the conditions and quality of servicing.

Due to the entrance of the largest trading companies of the world into the Russian market and emergence of hypermarkets, large shopping & entertainment centers and complexes of the domestic and foreign operators the management of the joint-stock company introduced amendments into the company Strategy and tactics, having focused its efforts on the key areas of its development. This said, all the amendments introduced into the company operations were based upon the results of the full-scale marketing researches conducted in the accounting year.

One of the principal strategic areas of the company development is the business promotion in the department-store "GUM on Red Square", which, nowadays and in perspective, stands as the unique and highly efficient trading facility located in the central shopping area of Moscow. Approximately 30 thousand people purposefully go shopping to this store daily and on the weekends and pre-holiday days their number increases up to 55 thousand people. The core customers are the consumers with an average per capita monthly income of more than 500 dollars. The following age brackets constitute a nearly equal proportion among the consumers: 16—25 years old, 26—35 and 36—50 years old. Women account for two thirds of this group.

The customer monitoring results and the consumer market tendency being shaped enabled to adjust the product mix and pricing policy of the company, organization of purchases and relationships with the firms-supplier in the accounting period.

The company is intensively working over the product mix optimization on the basis of the consumer demand study. The emphasis in the company's commercial policy is placed on the development of the department-store as a store with the widest and fullest product mix of high quality and at reasonable prices. In this connection the product mix of youth fashion, children's goods and household articles was substantially expanded. Over the last years the store's product mix has been supplemented by articles of top-level and expensive brands, but for all that a special attention is drawn to the correlation price-image-quality of the articles. And as a consequence, the major part of the shopping area, assigned for "fancy" (clothes, shoes, accessories), is currently occupied by the goods of mid-and-high-level brands.

Brand level	Proportion in the shopping area (%)
High (including "Lux")	30
Average high	30
Average middle	33
Average low	7

STRUCTURE OF TRADE TURNOVER OJSC "FIRM GUM" IN 2002


Others 7,2%
Watch 1,6%
Provisions 1,6%
Clothes and linen 43,8%
Haberdashery 5,9%
Perfumery, cosmetics 9,6%
Crockery 3,0%
Footwear 8,7%
Jersey 15,4%
Furs, headdresses 3,2%

As compared to the last period the sales volumes of

- **"Clothes and linen"** grew by 31%. As the result of the development of the 1st line shopping areas on the third floor the new salons "Style Woman", "Decollage", "Ellen Kloss", "Hirsh", "Navigare", "Cityway", "Via Apia" and others were opened.

- The sales volume of **"Glass-ware and China-ware"** grew by 50% due to the expansion and renewal of the product mix, introduction of new effective trademarks in the department-store "GUM on Red Square" and store Nr.1 of the chain "Stylny Gorod".

- The sales volume of **"Perfume-cosmetic articles"** grew by 29% due to the shift of the salon "Multibrand" to the trade by self-service method (commodity turnover almost twice as increased), extension of the shopping area of the salon "For douche and soul" and sales expansion in the stores "Stylny Gorod".

- The sales volume of **"Haberdashery"**grew by 29% . The new haberdashery sales salons were opened and the product mix of this group of articles in the chain stores "Stylny Gorod" was expanded.

- The sales volume of **"Toys"** grew by 92% due to the opening of the shop of chidlren's goods called "Orchestra".

The second key strategic area of the company development was the establishment and promotion of the state-of-the-art department-store chain "Stylny Gorod". The concept for establishment of the chain and its stage-by-stage implementation were reviewed and approved by the company's Board of Directors. The work on the establishment and expansion of the chain became a top-priority task in the activities of the Joint-stock company Management. It was conceptually determined that the chain department-stores should occupy 2000-5000 sq.m. and should offer its customers a wide range of goods with a prior focus on the fashion mix (clothes, shoes, perfumery, accessories). The core customers of the chain should be the consumers with an average per capita income ranging between 150 and 500 dollars US per month. This customer segment prefers to do shopping in the department-stores and aims at purchasing goods within the average price range. The share of such customers on Moscow market accounts for around 35–40%. In March 2002 the department-store chain "Stylny Gorod" launched its operations, for all that a unified marketing strategy was elaborated and centralized management of purchases, supplies and product stock was ensured for the chain stores.

The development of the chain business is not limited to Moscow regions alone. Consequently, a tremendous preparatory work on opening of the chain stores in the most development regions from an economic perspective was conducted in the accounting period and the first chain store is to be opened in the city of Krasnoyarsk in April of this year. To mitigate the risks the development of the regional chain goes in conjunction

with the large and well-known domestic trading companies such as "Perekrestok", "Eldorado", "Starik Hottabych" and others. The company plans to launch more than 10 stores in other regions of the country by the year 2005.

With a view of enhancing the efficiency of the trading processes GUM seeks to employ the modern business technologies, including E-commerce too.

The portal "Firm GUM" is considered to be the largest in terms of the product mix and number of product items. The portal is positioned as being the multichannel trade project and for the time being it serves as a powerful advertising tool. The portal presents a floor-by-floor layout of the department-store "GUM on Red Square" building, route and parking plan, fashion news and GUM news as well as information on the stock price of OJSC "Firm GUM", operating commercial and financial indices, make-up of the management bodies of the joint-stock company and its organizational structure. The new section of the site "Virtual tour on the third floor" was created and the trailers about the new salons on the third floor were prepared during the accounting period. Consequently, the portal doesn't only enable to sell and pay for the purchase by means of Internet but also draws the attention of the prospective customers to the brand GUM, introduces the product mix available in the department-store "GUM on Red Square" and chain stores "Stylny Gorod" to the customers.

CORPORATE MANAGEMENT SYSTEM

At present the financial accounting, logistics, commodity circulation, ware-housing accounting were totally automatized on the basis of the information system D. J.Edwards One World implemented in the company. The management of the commodity and stock resources, cash flows is performed on a centralized basis.

The ordering system, now applied at OJSC "Firm GUM" within the framework of the system D. Edwards One World, enables to plan, control and make purchases and wholesale shipments. In combination with the electronic data exchange with the business partners it became possible to introduce the order immediately on the stage of selection of the collection with the subsequent supply monitoring.

The analytical reporting system Business Objects in the part of logistics was commissioned during the accounting period. Owing to this system the commercial divisions gained the opportunity to carefully analyze all the necessary information placed into J. D. Edwards One World.

To ensure the information support of the chain business the technology of information provision of the remote stores has been developed and already proved to be successful. Such a technology ensured the centralized management and control of the remote, from the central office, facilities, what is important for the development of the regional department-store chain. It became possible through the remote access to organize and tune up the work of the users in a single database without additional costs on the individual server equipment and individual software.

The information system J. D. Edwards One World enabled to finalize the implementation of the project on management accounting on indirect costs' distribution in the accounting year. The implementation of such a project enables to obtain more reliable information on the company's activities and all on-line information on management accounting, while making decisions regarding the reduction of the unreasonable costs.

In the year 2002 the company proceeded to the development of the project on budgeting system optimization and conducted a large scope of preparatory works in order to ensure its implementation in the current year. The implementation of such a project will enable to optimize the company's budget, increase the responsibility of the managers in charge of its execution.

ADVERTISING ACTIVITIES

The advertising activities of the company were performed, given its strategic development objectives, and was focused on the following basic areas:

- strenghthening of the image of OJSC "Firm GUM";
- promotion of the brand name "GUM on Red Square";
- promotion of the department-store chain "Stylny Gorod".

The advertising campaign was carried out in mass media, certain advertising actions — at the point-of-sale terminals. The advertising in mass media was conducted, given the psychological features and media preferences of the target segment and focus on seasonality. It was both of image and information character.

foto

foto

The choice of the advertising means was conditioned by the company's strategic priorities, necessity for coverage of as much solvent audience as possible and catering for the target customer. All the key means of advertising preferred by our customers were involved. Among the press were such magazines as Vogue, Karavan of stories, 7 days, newspaper Moscow Komsomoletz, Radio-Europe+, Autoradio, television broadcasting — NTV. The advertising billboards along the subway escalators were used as means of outdoor advertising. The dispatch of postcards Fly Card was used too.

The premises of the department-store "GUM on Red Square" was the venue for both the traditional advertising actions ("Perfumes for the beloved", "New Year fair", fashion shows and festive shows) and special actions on sales incentives in the salons of the third floor (drawing of automobiles for customers "The entire Focus in GUM is at the fountain", "Ascend to the third floor and win", "Purchase + gift").

During the year the GUM's internal radio capabilities and in-house advertising were effectively employed to advise the customers of the goods, news and events carried out in the GUM building.

In the year 2002 the advertising campaign for promotion of the brand name of the department-store chain "Stylny Gorod" was conducted in two directions:

Image — name, logotype, corporate color and visual advertising concept were developed.

Advertising-information — actions aimed at opening of the stores, sales incentives and new collections.

The trademark promotion program included five stages:
Announcement on opening. Opening. Seasonal sales support. Seasonal sales. New collections.

MANPOWER POLICY

In the year 2002 the staff handling was determined by the strategic objectives and goals of the development of OJSC "Firm GUM".

The high competition on Moscow services' market conditions the necessity for running of the purposeful manpower policy in dealing with the staff, employment of the efficient staff recruitment, distribution and promotion system and usage of the most effective labor incentive methods.

The staff number at OJSC "Firm GUM" accounted for 2498 people in the year 2002 and reduced by 538 people due to the management structure improvement (the new organizational structure for company management has been introduced since 01.09.2002), liquidation of low-performance subdivisions, enlargement and unification of sections, ware-houses, review of the operating staff, improvement of the commodity circulation technologies and implementation of mechanisms and automation.

The basis of the effective business of any company is the adequate remuneration of labor Основой результативного бизнеса любой компании является достойная оплата труда, and for the purpose of its approach to average level throughout Moscow the salary was increased by 55,2% and made 8013 rubles in the year 2002.

The new labor remuneration and bonus system oriented towards the compliance with the established yield standard and commodity turnover by sections and complexes was elaborated and implemented. The bonus awarding occurs by the performance results of the year and half year.

The bonus awarding system for the management and support staff, which more tightly links their activities with the final result, was reviewed.

The priority areas of staff handling in the year 2003 should become the elaboration of the staff number and make-up forecast, establishment of the modern staff qualification advancement system, their diagnostics and search for a more efficient incentive system.

OVERHAUL AND RESTORATION

In accordance with the "Program for restoration and repair & recovery works to adjust the building-monument "Upper Trading Lines" (GUM) to usage under the present-day conditions" and on the basis of the extensive scientific, source-permissive and draft design documents the overhaul and replanning of the premises of the 2nd fourth of the third floor were fully completed in the year 2002. As the result 2666 sq.m.of areas were additionally involved into the trading process. The new shopping premises (salons) are equipped with the central air-conditioning system, communication and security & fire alarm systems. The premises of the 3d fourth of the third floor were partially repaired.

The new gallery lighting was installed on the first line of the third floor in course of the repairs of the building and the lantern light was embellished with the decorative lighting.

1860 sq.m. of the front was restored, two new foot-bridges were built at the third floor level and three escalators were installed.

The operating salons with the total square of 5600 sq.m. were overhauled using the whole set of restoration works.

Plenty of oak stained-glass windows, transoms and windows were reconstructed, repaired and restored.

The preparatory works on catering zone arrangement like "FAST FOOD" with the installation of four plane bridge crossings were carried out in the central part of the building. The show-room was re-equipped under a two-hall cinema with the capacity 190 and 70 seats, respectively.

The works on adjustment of the garret of the fourth corpus to the present-day conditions were completed with the involvement of the Austrian company "MNR Bau und Bauberatungs Ges m.b.H". These premises are equipped with the modern fire safety means. Two comfortable freight-passenger elevators of "KONE" firm were installed in the fourth corpus.

A new canteen with a square 400 sq.m. was equipped for the employees in the basement of the building.

The necessary repair & construction works of primarily current nature were conducted in the stores — structural subdivisions of OJSC "Firm GUM".

The investments into the restoration and overhaul of the department-store "GUM on Red Square" and structural subdivisions of OJSC "Firm GUM" made 223,4 million rubles and 5,35 million dollars US, 35,07 million rubles of which were financed at the expense of the Central Administration for Monuments' Protection of Moscow.

SHARE CAPITAL OF OJSC "FIRM GUM"

The authorized capital stock of the Company makes 60 000 000 (Sixty million) rubles. It is divided into 60 000 000 (Sixty million) nominal common shares in the value of 1 (one) ruble each. Each paid-up common share entitles its holder to participation in the shareholders' meetings; one vote on all issues, which are put to the vote at the shareholders' meeting; right for receipt of dividends in the amounts to be legally determined by the general shareholders' meeting.

The stated shares for additional placement make 12000000 (Twelve million) pieces in the nominal value of 1 (One) ruble each for the total amount of 12 000 000 (Twelve million) rubles.

As at March 11, 2003 (accounting date) the register of the shareholders of OJSC "Firm GUM" includes 9747 shareholders: 84 legal entities and 9663 physical entities, from which foreign shareholders — 10 legal and 93 physical entities.

LIST OF THE LARGEST SHAREHOLDERS OF OJSC "FIRM GUM"

Shareholder	Share in the authorized capital stock (%)
Close-end JSC "Depositary-Clearing Company" (nominal holder)	36,79
The Bank of New-York (nominal holder)	32,36
Commercial bank "J.P.Morgan Bank Internationa" (nominal holder)	6,99
Close-end JSC "Unified depositary company" (nominal holder)	6,02
Close-end JSC "GUM-Trust" (owner)	2,2

Over its period of existence OJSC "Firm GUM" has made five capital issues. 02.09.92, 22.06.93, 06.07.95, 15.08.97 and, 24.04.1998.

STOCK PRICE OF OJSC "FIRM GUM"


2,8
2,6
2,4
2,2
2
1,8
1,6
1,4
1,2
1
03.01.2002
04.03.2002
29.04.2002
01.07.2002
26.08.2002
21.10.2002
18.12.2002

The nominal common shares of OJSC "Firm GUM" are constantly quoted and traded on the leading areas of Russia. Those are the Russian Trading System and Moscow Interbank Currency Exchange.

The red color on the diagram shows the price of the last transaction on the day of bidding at the Exchange, the dark-blue color — offer and the green color — demand for shares.

OJSC "Firm GUM" in conjunction with the Bank of New-York (USA) effected placement of the 1st-level American Depositary Receipts (ADR), which started in the year 1996. The conversion of shares into ADR occurs in accordance with the principle: two common shares of OJSC "Firm GUM" for one ADR. Owing to the permanent interest to the securities of our company the conversion of shares into ADR and vice versa, subject to the investors' targets, takes place on a regular basis. The 1st-level American Depositary Receipts of OJSC "Firm GUM" are in strong circulation at Berlin, Frankfurt and Stuttgart Exchanges as well as on the US off-exchange market.

foto

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PROPOSALS REGARDING DISTRIBUTION OF THE PROFIT GAINED IN THE YEAR 2002 AND BASIC AREAS OF DEVELOPMENT OF OJSC "FIRM GUM" FOR THE YEAR 2003

PROPOSALS REGARDING DISTRIBUTION OF THE PROFIT GAINED IN THE YEAR 2002

It is proposed to approve the distribution of the profit gained in the year 2002 by OJSC "Firm GUM" for the following purposes:

- of incentive nature (including the consumption) — 20,11 million rubles,
- of capital nature into the fixed assets — 389,67 million rubles,

Total: 409,78 million rubles.

DIVIDENDS

The investment policy of OJSC "Firm GUM" provides for the costs on the forthcoming development of the regional store chain "Stylny Gorod" and completion of capital works on set-up of the new shopping area on the third floor of the department-store "GUM on Red Square".

Due to the scantiness of the financial resources the Board of Directors of OJSC "Firm GUM" recommends the general annual shareholders' meeting not to pay off dividends by the performance results over the year 2002.

BASIC AREAS OF DEVELOPMENT OF OJSC "FIRM GUM" FOR THE YEAR 2003

In the year 2003 the activities of the joint-stock company focus on the following basic areas:

1. Further strengthening of the company position, growth of its capitalization, increase of the shareholders' business and dividends' yield.

2. Strengthening of the competitive position of the joint-stock company on the consumer market due to the improvement of the commercial operations, comprehensive satisfaction of the purchase requirement, provision of comfortable conditions for the customers and enhancement of their service quality.

3. Completion of the restoration and capital works in the department-store "GUM on Red Square". Development of the newly established shopping area in the mezzanine and on the third floor of the building. Transformation of the department-store into a world-level state-of-the-art technically equipped shopping center.

4. Efficient use of the shopping areas, optimization of the areas of the existing and newly opened salons, their rational allocation in the shopping areas of the department-store "GUM on Red Square".

5. Development of the department-store retail chain "Stylny Gorod". Opening of two-three regional stores.

6. Search and selection of the most effective partners, improvement of relationships with them, opening of the high-yield salons exposing the trademarks of the leading firms-manufacturers of the world.

7. Quality reorganizations in the commercial and trading activities due to the purchase system improvement, employment of the most advanced customer service forms and methods, application of the most advanced trade organization forms and methods, implementation of the modern trading technologies and most efficient customer service methods.



FINANCIAL STATEMENTS OF OJSC "FIRM GUM"

COMPANY'S BALANCE SHEET
AS AT JANUARY 1, 2003

ASSETS	Code page	as of the beginning of the year	As of the year-end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04,05), including :	110	1 674	1 498
patents, licenses, trademarks, other assets similar to the lissted rights	111	1 674	1 498
Organization expenses	112		
Fixed assets (01,02,03), including :	120	259 091	432 986
land plots and nature management facilities	121		
buildings, machinery, equipment and other fixed assets	122	259 091	432 986
Construction in process (07,08,61)	130	65 965	20 109
Long-term financial investments (06,82), including :	140	221 221	313 217
investments into subsidiaries	141	26 378	14 616
investments into dependent companies	142		
investments into other organizations	143	3 255	2 998
loans granted to the organizations for the term of over 12 months	144	1 525	32 600
other long-term financial investments	145	190 063	263 003
Other non-current assets	150		
Total on section I	190	547 951	767 810
II. CURRENT ASSETS			
Reserves, including:	210	380 777	501500
raw materials, stock and other similar holdings (10,12,13,16)	211	28 314	18302
animals for breeding and fattening (11)	212		
costs in construction in process (distribution costs)(20,21,23,29,30,36,44)	213	5 966	1 615
ready-made products and goods for re-sale (16,40,41)	214	344 883	447 385
shipped goods(45)	215		
deferred charges (31).	216	1 614	34 198
other reserves and costs	217		
VAT on purchased holdings (19)	220	59 921	86 704
Accounts receivable (after 12 months), including :	230	1 644	24 958
purchasers and customers (62,76,82)	231	324	20 243
bills receivable (62)	232		
arrears of subsidiary and dependent companies (78)	233		455
issued advances (61)	234	10	1 184
other receivables	235	1 310	3 076
Accounts receivable (within 12 months), including :	240	143 006	198 638
purchasers and customers (62,76,82)	241	24 676	27 256
bills receivable (62)	242		
arrears of subsidiary and dependent companies (78)	243	2 612	256

ASSETS	Code page	as of the beginning of the year	As of the year-end
1	2	3	4
arrears of participants (constitutors) on contributions to the authorized capital stock (75)	244		
issued advances (61)	245	48 548	46 391
other receivables	246	67 170	124 735
Short-term financial investments (56,58,82), including :	250	42 081	207 296
Loans granted to the organizations for the terms of not less than 12 months	251	1 125	10 845
own stock redeemed from the shareholders	252		
other short-term financial investments	253	40 956	196 451
Funds,including :	260	475 498	266 370
cash(50)	261	2 152	2 534
settlement accounts (51)	262	231 713	103 365
currency accounts (52)	263	219 534	116 175
other funds (55,56,57)	264	22 099	44 296
Other current assets	270		
Total on section II	290	1 102 927	1 285 466
BALANCE (number of lines строк 190, 290)	300	1 650 878	2 053 276

LIABILITIES	Code page	as of the beginning of the year	As of the year-end
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital stock (85)	410	60 000	60 000
Surplus capital (87)	420	153 946	153 946
Capital reserves (86)	430	9 000	9 000
Including :			
reserve funds formed in accordance with the Legislation	431	9 000	9 000
reserves formed in accordance with the constituent documents of	432		
the Social Fund (88	440		
Accumulation Fund (88)	441		
Consumption Fund	442		
Target financing and earnings (96)	450	1	
Retained earnings for the last years (88)	460	1 047 765	848 695
Outstanding losses of last years (88)	465		
Retained earnings of the accounting year:	470		409 795
including the minority share	471		
Outstanding loss of the accounting year	475		
including the minority share	476		
Total on section III	490	1 270 712	1 481 436
Minority share in the authorized capital stock	491		
IV. LONG-TERM LIABILITIES			
Loans and credits (92,95)	510		
including:			
bank credits falling due within more than 12 months after the accounting date	511		
other loans falling due within more than 12 months after the accounting date	512		

LIABILITIES	Code page	as of the beginning of the year	As of the year-end
1	2	3	4
other long-term liabilities	520		
Total on section IV	590		
V. SHORT-TERM LIABILITIES			
Borrowings (90,94)	610		
including:			
bank credits falling due within 12 months after the accounting date	611		
other loans falling due within 12 months after the accounting date	612		
Accounts payable	620	323 481	513 049
including:			
Suppliers and contractors (60,76)	621	287 876	461 618
bills payable (60)	622		
Debt to subsidiaries and dependent companies (78)	623	7 826	2 366
Debt to the organization's staff (70)	624		
Debt to the state and private funds (69)	625	3 925	4 961
Debt to the budget (68)	626	9 502	20 697
received advances (64)	627	6 441	9 861
other creditors	628	7 911	13 546
Payments on dividends (75)	630	9 894	13 155
Deferred income (83)	640	4 6791	45 636
Reserves of forthcoming expenses and payments (89)	650		
Other short-term liabilities	660		
Total on section VI	690	380 166	571 840
BALANCE (number of lines 490+491+590+690)	700	1 650 878	2 053 276

RECEIPT ON AVAILABILITY OF HOLDINGS ON THE OFF-BALANCE ACCOUNTS

Name of the off-balance account	Code page	as of the beginning of the year	As of the year-end
1	2	3	4
Leased fixed assets (001)	910	3 274 527	3 274 527
including on leasing	911		
Inventories accepted for responsible storage (002)	920		139
Goods accepted for commission (004)	930	59 755	172 245
Arrears of insolvent debtors written off to loss (007)	940	2 560	12
Depreciation of residential (municipal) stock (014)	950		
Depreciation of welfare facilities and other similar facilities (015)	960		
Fixed assets up to 2000 rubles (012)	991		9 459
Materials for accounting (013)	992		55
Articles of business accounting for accounting (014)	993		9

REPORT ON FINANCIAL RESULTS

FROM JANUARY 1 TO JANUARY 1, 2003
FORM №2 ON OKUD

Name of index	Code page	Over the accounting period	Over the similar period of last year
1	2	3	4
Proceeds (net) from sales of goods, products, works, services (less VAT, excises and similar obligatory fees) - including:	10	2 730 216	1 863 813
From sales of goods, products	11	1 857 238	1 250 570
From joint usage of areas and lease of own areas	12	853 006	606 071
From sales of services	13	19 972	7 172
Cost of sales of goods, products, works, services -including:	20	1 443 154	911 407
From sales of goods, products	21	1 422 766	907 904
From joint usage of areas and lease of own areas	22		
From sales of services	23	20 388	3 503
Gross profit	29	1 287 062	952 406
Commercial expenses	30	808 963	497 836
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	478 099	454 570
Interests receivable	60	2 426	2 692
Interests payable	70		
Income from participation in other organizations	80	32 469	25 412
Other operational revenues:	90	581 922	525 990
Other operational expenses:	100	603 849	533 303
Other extraordinary income	120	68 431	83 899
Other extraordinary expenses	130	27 543	43 687
Profit(loss) before tax	140	531 955	515 573
Minority share	145		
Profit tax and other obligatory fees	150	122 160	162 009
Profit (loss) from ordinary activities	160	409 795	353 564
Minority share	165		
Extraordinary income	170		
Extraordinary expenses	180		
Retained earnings (loss) of the accounting period (lines 160+170-180):	190	409 795	353 564
Minority share	195		

Name of Index	Code page	Over the accounting period	Over the previous period
1	2	3	4
REFERENCE			
Dividends falling at one share			
on preference	201		
on common	202		
Estimated in the next accounting year amounts of dividends fallingat one share			
on preference	203		
on common	204		

INTERPRETATION OF CERTAIN PROFITS AND LOSSES

Name of Index	Code page	Over the accounting period		Over the previous period	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits acknowledged or on which the court decisions as to their recovery were received (arbitrage) on their recovery	210		2		5
Profit loss of last years	220	3 717	1 386	1 918	7 524
Reimbursement of damages caused non-fulfillment or improper fulfillment of obligations	230		68	19	342
Translation gains/losses on transactions in foreign currency	240	25 316	14 879	38 092	30 363
Reduction of cost price of inventories as of the end of the accounting year	250				
Writing off the accounts receivable and accounts payable, which period of limitation falls due	260	557	12	123	2 560

CAPITAL FLOW STATEMENT

FORM №3 ON OKUD

Name of index	Code page	Balance as of the beginning of the year	Received in the accounting year	Expended in the accounting year	Balance as of the year-end
1	2	3	4	5	6
1. EQUITY CAPITAL					
Authorized capital stock	10	60 000			60 000
Surplus capital	20	153 946			153 946
including the accretion to property on revaluation	21				
Reserve fund	30	9 000			9 000
Retained earnings of the accounting year	40		409 795		409 795
Retained earnings of the last years	50	353 564		353 564	
Social fund,	60	4 689	5 574	1 223	9 040
including accumulation fund	61	611 552	321 606	184 178	748 980
including consumption fund	62	77 960	31 770	19 055	90 675
Target financing and earnings From the budget	70	1		1	
	72				
Total on section I	079	1 270 712	768 745	558 021	1 481 436
Reserves of the forthcoming expenses and Fees	080				
	081				
	082				
	083				
Total on section II	089				
Evaluation reserves- total	090				
	091				
	092				
Total on section III	099				

Name of index	Code page	Over the accounting period	Over the previous period
1	2	3	4
Capital value as of the beginning of the accounting year	100	60 000	60 000
lCapital increase – total	110		
Including :			
	111		
	112		
	113		
	114		
	115		
Capital decrease - total	120		
	121		
	122		
	123		
	124		
Capital value as of the end of the accounting period	130	60 000	60 000

REFERENCES

Name of index	Code page	Balance as of the beginning	Balance as of the end
1	2	3	4
1) Net assets	150	1 306 770	1 511 491
		From the budget	From industry and interindustry funds
		3	4
2)Received for:			
financing of capital investments	191		
financing of scientific works	192		
damage reimbursement	193		
Social development	194		
Other purposes	195		

CASH FLOW STATEMENT

FORM №4 ON OKUD

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
1.Demand balance as of the beginning of the year	10	455 983			
2.Received funds - total	20	4 781 726	4 204 964	1 145	575 617
including:					
proceeds from sales of goods, products, works and services	30	1 932 805	1 932 805		
proceeds from sales of fixed assets and other property	40	566 561	5	1 095	565 461
advances from purchasers (customers)	50	395 802	395 802		
budget allocation and other target financing	60				

Наименование показателя	Код стр.	Сумма	В том числе		
			по текущей деятельности	по инвестиц. деятельности	по финансовой деятельности
1	2	3	4	5	6
Gratis	70				
credits, loans	80				
Received loans	85				
dividends, interests on financial investments	90	10 156			10 156
other proceeds	110	1 876 402	1 876 352	50	
including:	111				
	112				
	113				
3.Funds earmarked - total	120	4 981 173	3 958 975	368 266	404 017
including:					
for payment of purchased products, works, services	130	1 511 522	1 511 522		
for labor remuneration	140	189 199			
allocations for social needs	150	60 716			
for disbursement of sums paid out on account	160	114 44	11 444		
for advance disbursement	170	434 912	434 912		
for payment of share participation in construction	180				
for payment of cars, equipment and means of transportation	190	201 126		201 126	
for financial investments	200	494 180		167 140	327 040
for payment of dividends					
Interests	210	76977			76 977
for settlements with budget	220	475 322	475 322		
for payment of interests on received credits, loans	230				
other payments, transfers etc.	250	1 525 775	1 525 775		
4.Demand balance as of the end of the accounting period	260	256 536			
REFERENCE					
From line 020 received in cash (except for the data in line 100) – total	270	269 388			
including on payments with:					
legal entities	280	539			
physical entities	290	268 849			
from them with application of					
cash machines	291	268 849			
strict reporting letterheads	292				
Cash funds:					
received from the bank to the organization's cash	295	6 919			
returned to the bank from the organization's cash	296	248 357			

APPENDIX TO THE BALANCE SHEET

FORM №5 ON OKUD

1.BORROWINGS FLOW

Name of index	Code page	Balance as of the beginning of the year	Received	Redeemed	Balance As of the year-end
1	2	3	4	5	6
Long-term bank credits	110				
including unredeemed on term	111				
Other long-term loans	120				
including unredeemed on term	121				
Short-term bank credits	130				
including unredeemed on term	131				
Other short-term loans	140				
including unredeemed on term	141				

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Name of index	Code page	Balance as of the beginning of the year	Arisen liabilities	Redeemed liabilities	Balance As of the year-end
1	2	3	4	5	6
Short-term accounts receivable	210	143 006	3 876 721	3 821 089	198 638
including the outstanding	211	20 376	31 230	20 376	31 230
of which for more than 3 months	212	20 376	31 230	20 376	31 230
Long-term	220	1 644	23 314		24 958
including the outstanding	221	10	24 948		24 958
of which for more than 3 months	222	10	24 948		24 958
from page 220 the arrears which is expected to be redeemed in more than 12 months after the accounting date	223	1 644	23 314		24 958
Accounts payable					
Short-term	230	323 296	6 376 517	6 195 352	504 461
including the outstanding	231	38 622	54 506	38 622	54 506
falling due within more than 3 months	232	38 622	54 506	38 622	54 506
Long-term	240	185	8 588	185	8 588
including the outstanding	241	185	8 588	185	8 588
of which for more than 3 months	242	185	8 588	185	8 588
from page 240 the arrears which is expected to be redeemed in more than 12 months after the accounting date	243	185	8 588	185	8 588
Collaterals:					
Received	250				
including from the third parties	251				
Issued	260				
including to the third parties	261				

REFERENCES TO SECTION 2

Name of index	Code page	Balance as of the beginning of the year	Arisenliabilities	Redeemedliabilities	Balance asas of the year-end
1	2	3	4	5	6
1)Bills flow					
Issued bills	262				
including outstanding	263				
Received bills	264				
including outstanding	265				
2)Accounts receivable					
on shipment of products (works, services) on Actual cost	266	25 000	3 372 396	3 349 897	47 499

3. LIST OF ORGANIZATIONS-DEBTORS WITH THE HIGHEST ARREARS

Name of organization	Code page	Balance as of the year-end	
		Total	including for more than 3 months
1	2	3	4
CJSC MMD "East-West"	270	17 503	
LLC "Inform Uyut"	271	1 907	
Enka Inshaat ve Sanajn	272	20 193	20 193
Sanst LLC	273	1 128	224
Mayak Spezmontazhstroy	274	7 857	2 864
UGKIP	275	20 007	20 007
Steilmann	276	1 077	1 077

4. LIST OF ORGANIZATIONS-CREDITORS WITH THE HIGHEST ARREARS

Name of organization	Code page	Balance as of the year-end	
		Total	including for more than 3 months
1	2	3	4
Dial plus LLC	280	7 166	1 433
Nostalgy TK LLC	281	16 149	
LLC Rodeta	282	7 370	2 844
Reebok-Russia	283	8 039	
Optim-98 LLC	284	8 089	983
Enka Inshaat ve Sanajn	285	9 120	
SC Oviola LLC	286	7 293	4 697
Expert Elite LLC	287	14 322	2 480
Danlin CJSC	288	11 979	3 910
LLC OSK Universal	289	13 694	

3. DEPRECIABLE PROPERTY

Name of index	Код стр.	Balance as of the beginning of the year	Received (introduced)	Retired	Balance As of the year-end
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Title to facilities of intellectual (industrial) ownership	310	1 674			1 674
including the title arisen from:from author's and other agreements on the works of science, literature, art and objects of allied rights, on PC database programs and others	311	1 674			1 674
from patents on inventions, production pieces, collective achievements, from certificates on utility models, trademarks and service marks or license agreements on their use	312				
from title to know-how	313				
Title to use of detached natural facilities	320				
Organization expenses	330				
Gsoodwill of the organization	340				
other	349		212	151	61
Total(number of lines 310+320+330+340+349)	350	1 674	212	151	1 735
II. FIXED ASSETS					
land plots and nature management facilities	360				
Buildings	361	177 008	22 904		199 912
Facilities	362				
Machinery and equipment	363	130 124	183 185	8 575	304 734
Means of transportation	364	6 918	841	171	7 588
Instrument, production and household equipment	365	709	2 850	279	3 280
Plough cattle	366				
Productive cattle	367				
Perennial plants	368				
Other types of fixed assets	369	11	5 648	103	5 556
Total(number of lines 360-369)	370	314 770	215 428	9 128	521 070
including:					
productive	371	307 451	214 925	7 738	514 638
non-productive	372	7 319	503	1 390	6 432
III. PROFITABLE INVESTMENTS IN MATERIAL HOLDINGS					
Property to be transferred to leasing	381				
Property supplied by lease agreement	382				
other	383				
Total (number of lines 381–383)	385				

REFERENCES TO SECTION 3

Name of index	Code page	as of the beginning of the year	Balance as of the year-end
1	2	3	4
371, column 3 and 6:			
transferred to lease	387	48 515	85 942
including:			
Buildings	388	48 374	66 669
Facilities	389	141	19 273
	390		
Depreciation of depreciable property			
of intangible assets	393		237
of fixed assets – total	394	55 679	88 084
including:			
of buildings and facilities	395	30 349	32 749
of cars, equipment, means of transportation	396	25 017	49 828
other	397	313	5 507
profitable investments in material holdings	398		
REFERENCE			
Indexation result due to revaluation of fixed assets:			
original (replacement) cost of	401		
depreciation	402		
Pledged property	403		
Cost of depreciable property without accumulated depreciation – total	404		
Including intangible assets	405		
fixed assets	406		

4. FLOW OF FINANCING FUNDS LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Name of index	Code page	Balance as of the beginning of the year	Accrued (formed	Used	Balance as of the year-end
1	2	3	4	5	6
Company's equity – total	410	409 967	580 334	458 678	531 623
including:					
Depreciation of fixed assets	411	409 967	580 334	458 678	531 623
depreciation of intangible assets	412				
profit remained at the company's disposal (accumulation fund)	413				
other	414				
Investments- total	420				
including:					
bank credits	421				
borrowed funds of other companies	422				
share participation in construction	423				
From the budget	424				
from off-budget funds	425				
other	426				
Total equity and investments (number of lines lines 410 and 420)	430	409 967	580 334	458 678	531 623
REFERENCE					
Construction in process	440	65 965	323 035	368 891	20 109
investments into subsidiaries	450	26 378		11 762	14 616
investments into dependent companies	460				

5. FINANCIAL INVESMENTS

Name of index	Code page	Long-term		Short-term	
		as of the beginning of the year	As of the year-end	as of the beginning of the year	As of the year-end
1	2	3	4	5	6
Shares of other organizations	510	29 633	17 614		
Bonds and other promissory notes	520	7 464	85 108	40 956	196 451
Loans granted	530	1 525	32 600	1 125	10 845
other	540	182 599	177 895		
REFERENCE					
At market value bonds and other securities	550				

6. EXPENSES INCURRED BY ORGANIZATION

Name of index	Code page	Over the accounting year	Over the previous year
1	2	3	4
Material expenses	610		
	611		
	612		
	613		
Labor expenses	620	195 351	135 822
allocations for social needs	630	62 984	49 901
Depreciation of fixed assets	640	41 243	20 668
Other expenses	650	509 385	291 438
	651		
	652		
	653		
Total on items of expenses	660	808 963	497 829
From the total amount of expenses attributed to non-production accounts	661		
Changes of balances (increase, decrease) of production in process	670		
deferred expenses	680		
reserves of forthcoming expenses	690		

7. SOCIAL INDICES

Name of index	Code page	Due on settlement	Expended	Transferred into funds
1	2	3	4	5
allocations for social needs				
Into social insurance fund	710	7 148	6 135	782
Into Pension fund	720	50 503		53 195
Into employment fund	730			
For medical insurance	740	6 455		6 359
Allocations to private pension funds	750			
Insurance fees of voluntary insurance agreements, pensions	755			
Average list staff number	760	2 134		
Monetary payments and incentive premiums not linked to the manufacturing of products, execution of works and provision of services	770			
Income on shares and investments into property of organization	780			

REPORT OF THE AUDIT COMMISSION BY THE PERFORMANCE RESULTS OF OJSC "FIRM GUM" OVER THE YEAR 2002

The Audit commission notes that the financial statements of OJSC "Firm GUM" has been prepared in accordance with the Federal Law "On business accounting" as of November 21, 1996 №129 - FL, "Provision on business accounting and reporting in the Russian Federation" approved by the decree of the Ministry of Finance of RF as of July 29, 1998 № 34n, Provision on business accounting "Accounting policy of organization" (PBU 1/98) approved by the decree of the Ministry of Finance of RF as of December 9, 1998 № 60n, Provision on business accounting "Financial statements of organization" (PBU 4/99) approved by the decree of the Ministry of Finance of RF as of July 6, 1999 № 43n and other statutory acts of RF governing the procedure of keeping the business accounting and drafting the financial statements.

Over the year 2002 the profit before tax made 532 million rubles and grew by 3% or 16,4 million rubles as compared to the last year.The main profit was derived from: gross income from retail trade — 434 million rubles, the growth made 25%, income from joint usage of areas made 853 million rubles and growth — 41%.

The commercial expenses grew by 62% and made 809 million rubles in the year 2002 as compared to the last year. Their proportion in the gross income grew from 52,3% up to 62,9%. The growth on the following entries of expenditure was established: «current repairs and overhaul" by 2,7 times, "expenses on maintenance of building and premises" by 36,8%, "accumulated depreciation" by 2 times. The increase occured due to the increase in expenditure related to the bringing the building of GUM on Red Square in line with the present-day requirements and customer needs.

The expenses on the entry "advertising expenses" grew by 81% due to the increase in expenditure in mass media.

The labor expenses grew by 43,8% due to the introduction of the new labor remuneration terms.

The expenses for coverage of consultancy, information, auditing, legal services increased by 14,2 million rubles or 2,9 times.

Upon charging of the taxes and other obligatory fees the profit from ordinary activities made 409,8 million rubles and grew by 56,2 million rubles or 16% as compared to the last year.

In the year 2002 the joint-stock company ensured safety of the inventories.

The accounts receivable for the year 2002 increased by 78,9 million rubles, including by 23,3 million rubles - arrears (due over 12 months), by 55,6 million rubles - current arrears (due up to 12 months).

The accounts payable for the year 2002 grew by 58,6% and made 513 million rubles, including the arrears for the goods - 408 million rubles. The growth of the arrears occurred due to the organization of the shopping salons on the third floor of GUM on Red Square and development of the department-store chain "Stylny Gorod".

In the accounting period the Audit commission reviewed the results of the financial and economic activities of OJSC "Firm GUM" as for the accounting dates. The gross income, extraordinary expenses, commercial expenses, state of own current assets and accounts receivable and payable were analyzed. The reports of the following persons were listened to: chief accountant, head of finance department, head of information technologies department, head of e-commerce department of OJSC "Firm GUM".

In course of the audit examination of the financial statements of OJSC "Firm GUM" by the outside independent auditor Close-end Joint-Stock Company auditing & consultancy firm "Modern business technologies" approved by the resolution of the general shareholders' meeting, the accounting department of the joint-stock company made all adjustment entries in the statements over the year 2002.

Over the year 2002 the own current assets decreased by 9,1 million rubles or 1,3% and made 713,6 million rubles.

The ratio of supply with equity, featuring the financial stability of the company, corresponds to the standard (0,1) and makes 0,56 as of 01.01.2003. 0,56.

The index determining the solvency of the company, current liquidity ratio made 2,4 as of 01.01.2003, while the standard is higher or equals 2. 2,4 при норме более или равно 2.

In consideration hereof, the Audit commission confirms the trustworthiness of the balance sheet of the joint-stock company as at January 1, 2003 in the amount of 2053,3 million rubles, financial and property stability of OJSC "Firm GUM".

The Audit commission recommends to take measures aimed at adding-up own current assets, reducing the indirect costs and ensuring the current settlements with debtors and creditors.

Chairman
of Audit Commission
of OJSC "Firm GUM"
R. A. Salekhov



AUDITOR'S REPORT OF INDEPENDENT AUDITING & CONSULTANCY FIRM CJSC "MODERN BUSINESS TECHNOLOGIES" ON TRUSTWORTHINESS OF FINANCIAL STATEMENTS OF OJSC "FIRM GUM" PREPARED BY THE PERFORMANCE RESULTS OVER THE YEAR 2002

The financial statements audited by us has been prepared by the management of OJSC "Firm GUM" in accordance with the Federal law of the Russian Federation "On business accounting" as of November 21, 1996 № 129-FL(with subsequent modifications and supplements) and other statutory acts issued in accordance with the latter as well as the accounting policy of OJSC "Firm GUM" approved by the order of the manager as of 31.12.2001 №379 and the accounting policy for the taxation purposes as of 31.12.2001 № 381.

We believe that the audit performed provides sufficient grounds for expression of our opinion on trustworthiness of the financial statements and compliance of the accounting procedure to the law of the Russian Federation.

In our opinion, the financial statements of OJSC "Firm GUM" presents fairly, in all material aspects, the financial position as at December 31, 2002 and the consolidated results of its financial & economic operations for the period from January 1 till December 31, 2002 inclusively.

Deputy Director General
CJSC ACF "Modern business technologies"
O.V.Lapenkova

Project manager
G.V.Mescherina


СБТ

Approved
by resolution of the Board of Directors
of JSC "GUM Trading House"
(Protocol No.6/9 of. 06.03.2003)

Annual general shareholders meeting of JSC"GUM Trading House" on the operational results for 2002

Dear shareholders!

You are cordially invited to attend our annual general shareholders meeting on Friday, April 25,2003 at 10 .00-12.00 at the Cinema Hall of GUM , Moscow, Red Square 3, 2nd floor, 1st raw.

Agenda:

1. Approval of the Report of the Board of Directors and the Managing Board on the operational results of JSC "GUM Trading House", annual financial statements, including the profit and loss report (profit and loss statements) for 2002
2. Distribution of profit and loss of the Company and payment of dividends for 2002
3. Elections to the Board of Directors of JSC "GUM Trading House"
4. Transfer of authority of the corporation sole body of JSC "GUM Trading House" represented by General Director to the Managing Company "Atlas Project Management Public Limited Company"
5. Elections of the members to the Managing Board of JSC "GUM Trading House"
6. Elections of the members to the Internal Audit Commission of JSC "GUM Trading House"
7. Approval of the regulations "On the procedure of preparation, call and holding of the general shareholders meeting of JSC "GUM Trading House"
8. Approval of the Audit Company for JSC "GUM Trading House" .

The list of the shareholders for participating in the general annual shareholders meeting is made in accordance with the data of the Register of Shareholders as of March 11, 2003. The registration of shareholders and their representatives is made by submitting of the documents identifying the personality and authority of the person on the date of the meeting at the entrance of the Cinema Hall from 9 am till 9-55 am.
After this time the registration of shareholders is not made.

The materials on the annual meeting can be requested by shareholders from April 4 till April 24, 2003 in the premises of ZAO "Registronics", GUM building, 1st raw, near the Cinema, between 1-st and 2-nd floor, room No.
(Monday to Thursday 9.30am – 6 pm, Friday 9.30 am – 4.45pm,
1-2 pm break time, Saturday 10-14, Sunday – day off).

JSC "GUM Trading House" is located on Red Square 3, Moscow.
Phones for inquires: 929 33 76, 929 30 04, 929 31 56.
E-mail: GUMinternet@gum.ru

Board of Directors of JSC "GUM Trading House"

Approved
by resolution of the Board of Directors
of JSC "GUM Trading House"
(protocol No.6/9 of .06.03.2003)

Agenda
of the annual general shareholders meeting of JSC "GUM Trading House" on the operational results for 2002

1. Approval of the report of the Board of Directors and the Managing Board on the operational results of JSC "GUM Trading House", including the profit and loss report (profit and loss statements) for 2002.

2. Distribution of the Company's loss and profit and payment of dividends of JSC "GUM Trading Company" for 2002.

3. Elections of the members of Board of Directors of JSC "GUM Trading House"

4. Transfer of authority of the corporation sole body of JSC "GUM Trading House" represented by General Director to the Managing company "Atlas Project Management Public Limited Company"

5. Elections of the members of the Managing Board of JSC "GUM Trading House".

6. Elections of the members of the Internal Audit Company for JSC "GUM Trading House".

7. Approval of the Regulations "On the procedure of preparation, call and holding of the general shareholders meeting of JSC "GUM Trading House".

8. Approval of the Audit Company for JSC "GUM Trading House".